U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB APPROVAL OMB Number. 3235-0058 Expires: March 31, 2008 Estimated average burden hours per response ..... 2.50 SEC FILE NUMBER 1-2714 CUSIP NUMBER 049371-10-7

[   ]  Form 10-K and Form 10-KSB   [  ]  Form 20-F   [   ]  Form 11-K   [X]  Form 10-Q and Form 10-QSB   [   ]  Form N-SAR

For Period Ended: MARCH 31, 2004

[   ]               Transition Report on Form 10-K
[   ]               Transition Report on Form 20-F
[   ]               Transition Report on Form 11-K
[   ]               Transition Report on Form 10-Q
[   ]               Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I — Registrant Information

Full Name of Registrant: ATLAS MINERALS, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office: Suite 205, 10920 West Alameda Avenue, Lakewood, Colorado 80226

Part II — Rules 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]               (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

         (b)      The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[  ]               (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

ATLAS MINERALS INC., A COLORADO CORPORATION, HEREBY REQUESTS AN EXTENSION UNTIL MAY 24, 2004 FOR THE FILING OF ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2004. THE REGISTRANT REQUIRES ADDITIONAL TIME TO FILE THE MARCH 31, 2004 FORM 10-QSB IN ORDER TO COMPLETE THE REQUIRED FINANCIAL STATEMENTS.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Gary E. Davis (303) 292-1299 ___________________________________________________________________________________________ (Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]   Yes     [  ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]   Yes     [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Atlas Minerals, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 17th day of May 2004

ATLAS MINERALS, INC. By: /s/ Gary E. Davis Gary E. Davis President and Chief Executive Officer